CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Present at Maxim Group Investor Conference

November 9, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) reports that its President and CEO, Toby Chu, will be presenting at the fourth annual Maxim Group Growth Conference to be held on November 17, 2010 at the Grand Hyatt New York. The Conference is a senior level, interactive conference experience designed to meet the needs of institutional clients. Combining company presentations, break-out sessions and management 1-on-1 meetings to assist clients with gaining an in-depth perspective on the issues affecting the growth of presenting companies, the conference will also feature a series of panel discussions, a networking lunch and post conference cocktail reception.

For more information regarding the conference please click the following link:
http://www.maximgrp.com/growthconf/pcompanies.php

About CIBT Education Group:

CIBT Education Group is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training.

In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada. In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.